Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Years ended September 30,					Three months ended December 31, 2015
	2011	2012	2013	2014	2015
Pre-tax income	$324,847	$313,304	$404,801	$397,293	$478,970	$50,295
Interest expense	4,530	39,360	24,903	41,803	52,551	18,784
Capitalized interest	8,218	32,900	33,200	30,000	22,000	5,023
Earnings	$329,377	$319,764	$429,704	$439,096	$531,521	$69,079
Ratio of earnings to fixed charges	25.8x	4.4x	7.4x	6.1x	7.1x	2.9x

For purposes of this table, “earnings” consists of income before income taxes plus fixed charges and less capitalized interest. “Fixed charges” consists of interest expense and capitalized interest.